Exhibit 21.1

JETPAY CORPORATION

NAMES AND JURISDICTIONS OF SUBSIDIARIES

AS OF DECEMBER 31, 2014

Subsidiary Name	Jurisdiction

JetPay LLC	Texas

JetPay ISO Services, LLC	Texas

JetPay Merchant Services, LLC	Texas

AD Computer Corporation	Pennsylvania

Payroll Tax Filing Services, Inc.	Pennsylvania

Enzo Merger Sub, Inc.	Delaware

ACI Merchant Systems, LLC	Pennsylvania